TO: SECURITIES EXCHANGE COMMISSION

APPENDIX 3B

082-00034

New issue announcement,
application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity
SANTOS LTD

ABN
80 007 550 923

07027105

ASX: STO   NASDAQ: STOSY   Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

SUPPL

Part 1 – All issues

1 Class of securities issued or to be issued | **Fully paid ordinary shares.**

2 Number of securities issued or to be issued (if known) or maximum number which may be issued. | **1,804,188**

3 Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | **Consistent with all other ordinary shares on issue.**

4 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes.

PROCESSED
OCT 16 2007
THOMSON
FINANCIAL

5 Issue price or consideration | **$13.3391**

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets) | **Shares issued under the Dividend Reinvestment Plan.**

| 7 | Dates of entering securities into uncertificated holdings or despatch of certificates | 2 October 2007 | |

| 8 | Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable) | 578,483,381 | Fully paid ordinary shares. |
| | | 6,000,000 | Franked Unsecured Equity Listed Securities (FUELS) |

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
		62,900	(i) held by eligible employees; and
		75,746	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
		46,500	Executive share plan '0' shares of 25 cents each paid to 1 cent.
		41,500	Executive share plan '2' shares of 25 cents each paid to 1 cent.
		1,347,000	Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.
		4,832,426	Executive options issued pursuant to the Santos Executive Share Option Plan.
		76,100	Fully paid ordinary shares issued pursuant to the vesting of SARs

| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Rank equally with existing fully paid ordinary shares. |

Part 2 – Bonus issue or pro rata issue   *NOT APPLICABLE*

| 11 | Is security holder approval required? | |

| 12 | Is the issue renounceable or non-renounceable? | |

13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do security holders sell their entitlements *in full* through a broker?	

31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do security holders dispose of their entitlements (except by sale through a broker)?	

33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
    (tick one)

(a) [✔] Securities described in Part 1

(b) [   ] All other securities

> Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [   ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [   ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
          1 –   1,000
    1,001 –   5,000
    5,001 –   10,000
   10,001 –   100,000
  100,001 – and over

37 [   ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	

39	Class of securities for which quotation is sought	

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)	Number	Class

43 Number and class of all securities not quoted on ASX	Number	Class

Quotation Agreement

1.   Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2.   We warrant the following to ASX.

   •   The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

   •   There is no reason why those securities should not be granted quotation.

   •   An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

      Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.

   •   Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   •   If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3.   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4.   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: ____02 October 2007____
                    Secretary

Print name: JAMES LESLIE BAULDERSTONE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KENNETH CHARLES BORDA
Date of last notice	09 March 2007

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Kindale Pty Ltd as trustee of Borda Super Fund.
Date of change	2 October 2007
No. of securities held prior to change	30,000 fully paid ordinary shares.
Class	Fully paid ordinary shares.
Number acquired	450
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$13.3391
No. of securities held after change	30,450 fully paid ordinary shares.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	STEPHEN GERLACH
Date of last notice	2 April 2007

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	Registered holder and interest: S. Gerlach Pty Ltd. The Director is a shareholder and director of the Registered Holder. Registered holder and interest: Invia Custodian Pty Ltd for the Gerlach Super Fund. The Director is a beneficiary of the Gerlach Super Fund.
Date of change	2 October 2007
No. of securities held prior to change	45,825 fully paid ordinary shares.
Class	Fully paid ordinary shares.
Number acquired	687
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$13.3391
No. of securities held after change	46,512 fully paid ordinary shares.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

APPENDIX 3B

New issue announcement,
application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO   NASDAQ: STOSY   Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**6,844,930**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with all other ordinary shares on issue.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**
5	Issue price or consideration	**$13.3391**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Shares issued to the Underwriter of the Dividend Reinvestment Plan.**

Appendix 3B - 02 October 2007 (2).doc\1

New issue announcement,
application for quotation of additional securities and agreement

7	Dates of entering securities into uncertificated holdings or despatch of certificates	2 October 2007	

8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	585,328,311	Fully paid ordinary shares.
		6,000,000	Franked Unsecured Equity Listed Securities (FUELS)

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
		62,900	(i) held by eligible employees; and
		75,746	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
		46,500	Executive share plan '0' shares of 25 cents each paid to 1 cent.
		41,500	Executive share plan '2' shares of 25 cents each paid to 1 cent.
		1,347,000	Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.
		4,832,426	Executive options issued pursuant to the Santos Executive Share Option Plan.
		76,100	Fully paid ordinary shares issued pursuant to the vesting of SARs

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares.	

Part 2 – Bonus Issue or pro rata Issue   *NOT APPLICABLE*

11	Is security holder approval required?	

12	Is the issue renounceable or non-renounceable?	

New issue announcement,
application for quotation of additional securities and agreement

13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

New issue announcement,
application for quotation of additional securities and agreement

29   Date rights trading will end (if applicable)

30   How do security holders sell their entitlements *in full* through a broker?

31   How do security holders sell *part* of their entitlements through a broker and accept for the balance?

32   How do security holders dispose of their entitlements (except by sale through a broker)?

33   Despatch date

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (tick one)

(a) [✓] Securities described in Part 1

(b) [   ] All other securities

> Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   [   ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36   [   ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
              1 –   1,000
          1,001 –   5,000
          5,001 –   10,000
         10,001 –   100,000
        100,001 – and over

37   [   ] A copy of any trust deed for the additional securities

New issue announcement,
application for quotation of additional securities and agreement

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	

39	Class of securities for which quotation is sought	

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(If issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

New issue announcement,
application for quotation of additional securities and agreement

---

Quotation Agreement

1.   Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2.   We warrant the following to ASX.

- The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those securities should not be granted quotation.

- An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3.   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4.   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: ___02 October 2007___
                    Secretary

Print name: JAMES LESLIE BAULDERSTONE

APPENDIX 3B

New issue announcement,
application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO   NASDAQ: STOSY   Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**138,286**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with all other ordinary shares on issue.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**
5	Issue price or consideration	**$6.20 per share for 100,000 shares; and $6.95 per share for 38,286 shares.**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issue consequent upon exercise of 100,000 options granted on 18 June 2002 and 38,286 options granted on 15 June 2004 pursuant to the Santos Executive Share Options Plan.**

New issue announcement,
application for quotation of additional securities and agreement

7	Dates of entering securities into uncertificated holdings or despatch of certificates	2 October 2007

8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	585,466,597	Fully paid ordinary shares.
		6,000,000	Franked Unsecured Equity Listed Securities (FUELS)

9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**Number**	**Class**
			Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
		62,900	(i) held by eligible employees; and
		75,746	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
		46,500	Executive share plan '0' shares of 25 cents each paid to 1 cent.
		41,500	Executive share plan '2' shares of 25 cents each paid to 1 cent.
		1,347,000	Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.
		4,694,140	Executive options issued pursuant to the Santos Executive Share Option Plan.
		76,100	Fully paid ordinary shares issued pursuant to the vesting of SARs

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus Issue or pro rata Issue   *NOT APPLICABLE*

11	Is security holder approval required?	

12	Is the issue renounceable or non-renounceable?	

New issue announcement,
application for quotation of additional securities and agreement

13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

New issue announcement,
application for quotation of additional securities and agreement

---

29   Date rights trading will end (if applicable)

30   How do security holders sell their entitlements *in full* through a broker?

31   How do security holders sell *part* of their entitlements through a broker and accept for the balance?

32   How do security holders dispose of their entitlements (except by sale through a broker)?

33   Despatch date

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (tick one)

(a)   ☑   Securities described in Part 1

(b)   ☐   All other securities

      Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entitles that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36   ☐   If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
               1 –   1,000
           1,001 –   5,000
           5,001 –   10,000
          10,001 –   100,000
         100,001 – and over

37   ☐   A copy of any trust deed for the additional securities

New issue announcement,
application for quotation of additional securities and agreement

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	

39	Class of securities for which quotation is sought	

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

New issue announcement,
application for quotation of additional securities and agreement

---

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those securities should not be granted quotation.

   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 02 October 2007
                    Secretary

Print name: JAMES LESLIE BAULDERSTONE

